Mr. Ding Wenxiang
Chairman
Board of Directors
China Energy Corp.
Inner Mongolia, China

Re: Board Resignation

September 2, 2011

Dear Mr. Ding,

China Energy Corp. has informed me that as a result of recent changes in market sentiment, the Company is not prepared at this time to commit the resources necessary in my opinion to either maintain a Board of Directors that would meet market standards and expectations, or to develop a professional financial reporting and control capacity. For this reason, I hereby resign as a Director of the Company with immediate effect.

Sincerely,

/s/ Brock Silvers

CC: Frank Marinaro, Loeb & Loeb